Exhibit 4.12

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

Emerald Health Therapeutics, Inc. (the “Company”)

PO Box 24076, 4420 West Saanich Road
Victoria, British Columbia V8Z 7E7

Item 2.	Date of Material Change

May 22, 2018

Item 3.	News Release

A news release was disseminated on May 23, 2018 through GlobeNewswire and subsequently filed on SEDAR.

Item 4.	Summary of Material Changes

The Company announced that, further to its news release dated May 15, 2018, it closed its prospectus sale (the “Offering”) to a single Canadian institutional accredited investor (the “Investor”). Pursuant to the Offering, the Investor purchased 4,000,000 units of the Company (the “Units”) at a price of $4.20 per Unit for total gross proceeds of $16,800,000. The Investor also purchased from Emerald Health Sciences Inc. (“Sciences”), a control person of the Company, 2,000,000 common shares held by Sciences at a price of $4.20 per share.

Item 5.	Full Description of Material Change

The Company announced it had closed the Offering to the Investor. Pursuant to the Offering, the Company issued 4,000,000 Units at a price per Unit of $4.20 for gross proceeds of $16,800,000.

Each Unit consists of one common share of the Company and one common share purchase warrant (a “Warrant”). Each Warrant will entitle the Investor to acquire one common share of the Company (a “Warrant Share”) at a price of $5.20 per Warrant Share for a period of eighteen months following the closing of the Offering. In the event that the closing sale price of the Company’s common shares (the “Common Shares”) on the TSX Venture Exchange or such other principal stock exchange on which the Common Shares are then listed is greater than $6.50 per Common Share for a period of twenty consecutive trading days at any time after the closing of the Offering, the Company may accelerate the expiry date of the Warrants by giving notice to the Investor and in such case the Warrants will expire on the 30th day after the date on which such notice is given by the Company.

The Units were offered by way of a shelf prospectus supplement filed in all of the provinces of Canada, except Quebec, pursuant to National Instrument 44-101 - Short Form Prospectus Distributions.

The Company intends to use the net proceeds of the Offering to fund the completion of its recently acquired Agro-Biotech facility in Quebec, for working capital, and for general corporate purposes.

The previously announced purchase by the Investor of 2,000,000 Common Shares from Sciences, a control person of the Company, at a price of $4.20 per share, has also closed.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information, please contact:
Chris Wagner
Chief Executive Officer
Telephone: 1.800.757.3536 ext.720

Item 9.	Date of Report

May 31, 2018

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